For period ending 2-28-97
File Number 811-4338


77.C.  Matters submitted to a vote of securities holders.

                  The following matter was submitted to a vote of securities holders at a special meeting of shareholders of Heritage Capital Appreciation Trust (the "Fund") held on February 28, 1997:


         (1) Approval of the Subadvisory Agreement between Heritage Asset Management, Inc. ("Heritage") and Liberty Investment Management, a division of Goldman Sachs Asset Management ("Liberty"):
              2,334,132.048 shares were voted in favor of, 47,076.757 shares were voted against, and 93,499.893 abstained from voting on the motion to approve the Subadvisory Agreement between Heritage and Liberty.